UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2026

Navdeep Gupta
Chief Financial Officer
DICK'S SPORTING GOODS, INC.
345 Court Street
Coraopolis, PA 15108

Re: DICK'S SPORTING GOODS, INC.
Registration Statement on Form S-4
Filed June 5, 2026
File No. 333-296543

Dear Navdeep Gupta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph S. Payne